UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	News release dated January 29, 2007
99.2	Undertaking to Ontario Securities Commission
99.3	Undertaking to Alberta and Manitoba Securities Commissions
99.4	Guarantee Agreement dated January 29, 2007
99.5	Subordinated Guarantee dated January 29, 2007
99.6	Undertaking and Notice of Assumption dated January 29, 2007
99.7	Guarantee dated January 29, 2007

The above documents, although not material for security holders of the registrant, have been filed in Canada in connection with relief granted by Canadian securities authorities with respect to disclosure by a subsidiary of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION
(Registrant)

By: /s/ Richard Lococo
Name: Richard Lococo
Title: Senior Vice President and Deputy General Counsel
Date: February 1, 2007

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News release dated January 29, 2007
99.2	Undertaking to Ontario Securities Commission
99.3	Undertaking to Alberta and Manitoba Securities Commissions
99.4	Guarantee Agreement dated January 29, 2007
99.5	Subordinated Guarantee dated January 29, 2007
99.6	Undertaking and Notice of Assumption dated January 29, 2007
99.7	Guarantee dated January 29, 2007